FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights
Exhibit No. 2	Director/PDMR Shareholding
Exhibit No. 3	Director/PDMR Shareholding
Exhibit No. 4	RBS NV Increases Tender Cap and Announces Results

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 May 2013:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31-May-13
Ordinary shares of £1	6,120,007,492	4	24,480,029,968
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:	6,120,907,492		24,483,629,968

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Ross McEwan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Computershare Nominee Service Account

6. State the nature of the transaction

Vesting of conditional share award on 7 June 2013 granted under the RBS 2010 Long Term Incentive Plan. The number of ordinary shares received has been reduced by the amount required to discharge Mr McEwan's relevant tax liabilities. Following this reduction, Mr McEwan has received 258,202 ordinary shares.

7. Number of shares, debentures or financial instruments relating to shares acquired

258,202 ordinary shares

8. Date and place of transaction - 7 June 2013

9. Date issuer informed of transaction - 7 June 2013

10. Name of contact and telephone number for queries

Group Media Relations - +44(0)131 523 4205

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification - 7 June 2013

Exhibit No. 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

1. Name of the issuer - The Royal Bank of Scotland Group plc

2. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

3. Indicate whether the notification is in respect of a holding of the person referred to in 2 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 2

4. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £1.00

5. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

6. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired

39

8. Price per share or value of transaction

£3.1900

9. Date and place of transaction

7 June 2013

10. Date issuer informed of transaction

7 June 2013

11. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

10 June 2013

Exhibit No. 4

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL (SEE "OFFER AND DISTRIBUTION RESTRICTIONS" BELOW)

JUNE 17, 2013

THE ROYAL BANK OF SCOTLAND N.V. CASH TENDER OFFERS FOR CERTAIN AUSTRALIAN DOLLAR, DEUTSCHE MARK, EURO AND U.S. DOLLAR SECURITIES:ANNOUNCEMENT OF EARLY PARTICIPATION RESULTS; INCREASE IN MAXIMUM OFFER AMOUNT

The Royal Bank of Scotland N.V. (the "Offeror") today announced the early participation results of the previously announced cash tender offers (the "Offers") for certain securities set out in the table below (the "
Securities"). In addition, the Offeror announced that it has raised the Maximum Offer Amount from U.S.$1,000,000,000 to U.S.$2,489,237,188. The remaining terms and the conditions of the Offers, which are unchanged, are set forth in a tender offer memorandum dated June 3, 2013 (the "Tender Offer Memorandum").  Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

As of the Early Tender Deadline, which was 5:00 p.m. (New York City time) on June 14, 2013, Securities validly tendered and not withdrawn were as follows:

Title of Security	ISIN	Principal Amount Outstanding	Principal Amount Tendered (Nominal)	Principal Amount Tendered (U.S.$ Equivalent)(1)	Acceptance Priority Level
€100,000,000 Callable Fixed to Floating Rate Subordinated Eurobonds due 2017	XS0159771327	€100,000,000	€100,000,000	U.S.$133,420,000	1
U.S.$1,500,000,000 Subordinated Floating Rate Notes 2005 due 2015	XS0213858243	U.S.$1,500,000,000	U.S.$932,039,000	U.S.$932,039,000	2
€1,500,000,000 Subordinated Floating Rate Notes 2005 due 2015	XS0221082125	€1,500,000,000	€1,062,140,000	U.S.$1,417,107,188	3
€5,000,000 Floating Rate Callable Notes due 2015	XS0233906808	€5,000,000	€5,000,000	U.S.$6,671,000	4
A$575,000,000 Subordinated 6.50% Notes converting to Floating Rate Notes due 2018	AU0000ABOHG2	A$575,000,000	A$375,861,000	U.S.$361,803,799	5
A$175,000,000 Subordinated Floating Rate Notes due 2018	AU0000ABOHH0	A$175,000,000	A$138,347,000	U.S.$133,172,822	6
€15,000,000 Fixed to CMS Linked Notes due 2020	XS0214553348	€15,000,000	€0	U.S.$0	7
€250,000,000 Fixed/Floating Rate Interest Subordinated Notes due 2019	NL0000122505	€250,000,000	€112,201,000	U.S.$149,698,574	8
DEM 50,000,000 ABN AMRO Subordinated Notes due 2016	XS0067935253	DEM50,000,000	DEM14,400,000	U.S.$9,823,187	9
DEM 14,000,000 ABN AMRO Subordinated Notes due 2016	XS0067976364	DEM14,000,000	DEM14,000,000	U.S.$9,550,321	10
U.S.$500,000,000 4.65% Subordinated Notes due 2018(2)	USN02627AR30/ US00080QAA31/ US00080QAB14	U.S.$500,000,000	U.S.$198,540,000	U.S.$198,540,000	11

(1)                   Calculated, to the extent necessary, using the AUD FX Rate, the EUR FX Rate and/or the DEM FX Rate.
(2)                   CUSIP:00080QAA3 / N02627AR3 / 00080QAB1.

The Offers will expire at 11:59 p.m. (New York City time) on June 28, 2013 (unless extended or earlier terminated) (the "Expiration Deadline").

Holders who validly tendered and have not withdrawn their Securities on or prior to the Early Tender Deadline, and whose Securities are accepted for purchase pursuant to the Offers, will receive the Total Consideration, which includes the Early Tender Premium. Holders who validly tender their Securities after the Early Tender Deadline and on or prior to the Expiration Deadline will be eligible to receive only the Tender Offer Consideration and will not be eligible to receive the Early Tender Premium.

The Total Consideration or the Tender Offer Consideration, as the case may be, will be payable in cash promptly after the Expiration Deadline to those Holders whose Securities are accepted for purchase in the Offers. In addition, holders who validly tender Securities that are accepted for purchase will receive a cash payment representing the Accrued Interest on such Securities.

Securities tendered pursuant to the Offers may no longer be withdrawn.

Maximum Offer Amount; AUD FX Rate and EUR FX Rate

The maximum aggregate principal amount of Securities to be accepted by the Offeror in the Offers across all series of Securities combined (calculated, to the extent necessary, using the AUD FX Rate, the EUR FX Rate and the DEM FX Rate) is the Maximum Offer Amount of U.S.$2,489,237,188.

The AUD FX Rate and the EUR FX Rate, determined by the Offeror in accordance with the procedures set in the Tender Offer Memorandum, are A$1.00 = U.S.$0.9626 and €1.00 = U.S.$1.3342, respectively.

Acceptance Priority Levels

Subject to the terms and conditions of the Offers, on the Settlement Date or the AUD Settlement Date, as the case may be, the Offeror will accept for purchase the Securities validly tendered in the Offers in accordance with the applicable Acceptance Priority Levels (in numerical priority order) as set forth in the table above, with Level 1 being the highest priority level. All validly tendered Securities having a higher Acceptance Priority Level will be accepted for purchase before any validly tendered Securities having a lower Acceptance Priority Level.

If the remaining Maximum Offer Amount after acceptances of any Securities with a higher Acceptance Priority level is not adequate to accept for purchase all of the validly tendered Securities of a particular series of Securities at an Acceptance Priority Level, the Offeror will (subject to the terms and conditions of the Offers) accept validly tendered Securities in such Acceptance Priority Level on a pro rata basis (with each individual Tender Instruction or Australian Offer Letter subject to proration rounded, if necessary, down to the nearest relevant Authorized Denomination), such that the aggregate principal amount of Securities accepted for purchase pursuant to the Offers is no greater than the Maximum Offer Amount.  In such circumstances, the proration factor will be calculated for all Securities of the relevant series by dividing (x) the aggregate amount of Securities of such series that will be accepted for purchase by (y) the aggregate amount of Securities of such series that were validly tendered in the Offers and not withdrawn.  The Offeror will not accept any Securities having a lower Acceptance Priority Level than the Securities of such series. If the application of the proration factor would result in the Offeror returning Securities to a Holder in a principal amount below the Minimum Denomination of the relevant Securities, the Offeror will reject all of such Holder's tendered Securities.

INDICATIVE TIMETABLE

The following table sets out the expected dates and times of the key events relating to the Offers. This is an indicative timetable and is subject to change.

Date and Time	Action
June 28, 2013, 11:59 p.m., New York City time.............................................................

Expiration Deadline

Deadline for receipt of (i) all Tender Instructions by the Tender Agents and (ii) all Australian Offer Letters by the Australian Tender Agent in order for Holders to be able to participate in the Offers and to be eligible to receive the Tender Offer Consideration and any Accrued Interest on the Settlement Date or the AUD Settlement Date, as the case may be.

July July 1, 2013........................................................	Announcement of Results of the Offers The Offeror expects to announce the final aggregate principal amount of each series of Securities accepted for purchase.
July July 3, 2013........................................................
Settlement Date

Expected Settlement Date for DEM Securities, EUR Securities and USD Securities validly tendered and accepted by the Offeror. Payment of the Total Consideration or the Tender Offer Consideration, as the case may be, and any Accrued Interest in respect of any such Securities.

July July 4, 2013........................................................
AUD Settlement Date

Expected Settlement Date for AUD Securities validly tendered and accepted by the Offeror. Payment of the Total Consideration or the Tender Offer Consideration, as the case may be, and any Accrued Interest in respect of any such Securities.

The above dates and times are subject, where applicable, to the right of the Offeror to extend, amend, and/or terminate the Offers, subject to applicable laws. Holders of Securities are advised to check with any bank, securities broker or other intermediary through which they hold Securities when such intermediary would require to receive instructions from a Holder in order for that Holder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines specified above.

Announcements in connection with the Offers will be made by the issue of a press release through the Reuters International Insider Screen, a Notifying News Service, by the delivery of any required Stock Exchange Notices and by the delivery of notices to the relevant Clearing System for communication to Direct Participants. Copies of all such announcements, press releases and notices will also be available from the Tender Agents, the contact details for whom are set out below.

Holders of Securities are advised to read carefully the Tender Offer Memorandum for full details of and information on the procedures for participating in the Offers.

FURTHER INFORMATION

The Offeror has retained Lucid Issuer Services Limited to act as Lead Tender Agent, Global Bondholder Services Corporation to act as U.S. Tender Agent and BTA Institutional Services Australia Limited to act as Australian Tender Agent in connection with the Offers.

The Offeror has retained RBS Securities Inc. and The Royal Bank of Scotland plc, each an affiliate of the Offeror, to act as Global Arranger and Lead Dealer Manager, Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., Deutsche Bank AG, Sydney Branch, ING Bank N.V. and UniCredit Bank AG to act as Dealer Managers.

Requests for copies of the Tender Offer Memorandum and information in relation to the Offers should be directed to:

GLOBAL ARRANGER AND LEAD DEALER MANAGER

In the United States: RBS Securities Inc. 600 Washington Boulevard Stamford, CT 06901 United States	Outside the United States: The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR United Kingdom
DEALER MANAGERS

In the United States:

RBS Securities Inc.
600 Washington Boulevard
Stamford, CT 06901
United States

Attention: Liability Management
+1 (203) 897-4825 (collect)
+1 (877) 297-9832 (toll-free)

Outside the United States:
The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR
United Kingdom

Attention: Liability Management Group
Email:liabilitymanagement@rbs.com
Tel: +44 20 7085 8056

In the United States:

Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005
United States
Collect:  +1 212 250 7527
Toll-Free:  +1 855 287 1922
Attention:  Liability Management Group
Email:  US_Liability_Strategies_Team@list.db.com

Outside the United States:
Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London  EC2N 2DB
United Kingdom
Tel:  +44 20 7545 8011
Attention:  Liabilit
y Management Group
Email:
liability.management@db.com

Deutsche Bank AG, Sydney Branch
126 Phillip Street
Sydney, New South Wales 2000
Australia
Tel: +61 2 8258 2419/1339
Attention: Rod Everitt / Craig Johnston
Email:rod.everitt@db.com/craig.johnston@db.com

ING Bank N.V. Foppingadreef 7 1102 BD Amsterdam The Netherlands Attention: Kris Devos / Kenneth Lösken / Regis Lanove E-mail:liabilitymanagement@ing.be Telephone: +32 2 557 1601/1605/1606	UniCredit Bank AG Arabellastrasse 12 81925 Munich Germany Attn.: Matthias Fuchsschwanz E-mail:lme@unicreditgroup.de Telephone: +49 89 378 11323

Requests for copies of the Tender Offer Memorandum and information in relation to the procedures for tendering Securities in, and for any documents or materials relating to, the Offers should be directed to:

TENDER AGENTS

Lead Tender Agent

Lucid Issuer Services Limited

Leroy House
436 Essex Road
London N1 3QP
United Kingdom

Attention: David Shilson / Paul Kamminga / Sunjeeve Patel
Email:rbs@lucid-is.com
Tel: +44 (0) 20 7704 0880

Australian Tender Agent

BTA Institutional Services Australia Limited
Level 2
35 Clarence Street
Sydney NSW 2000
Australia
Tel:+61 2 9551 5036
Fax: +61 2 9551 5009

Attention: Mark Cochrane
Email:mark.cochrane@bnymellon.com

U.S. Tender Agent

Global Bondholder Services Corporation
65 Broadway - Suite 404
New York, New York 10006
United States
Banks and Brokers, Call Collect:
+1 (212) 430-3774
All Others Call Toll Free:
+1 (866) 924-2200

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which must be read carefully before any decision is made with respect to the Offers. If any holder of Securities is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of the Offeror, the Dealer Managers, the Tender Agents and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Securities should participate in the Offers.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Tender Offer Memorandum does not constitute an offer or an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about and to observe any such restrictions.

United Kingdom

The communication of the Tender Offer Memorandum and any other documents or materials relating to the Offers has not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the "FSMA"). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of the Offeror or other persons within Article 43(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom such documents and/or materials may lawfully be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Offeror.

Belgium

None of this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement and the Tender Offer Memorandum have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and the Tender Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Offers are not being made, directly or indirectly, to the public in France. Neither this announcement, the Tender Offer Memorandum nor any other documents or offering materials relating to the Offers, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French
Code monétaire et financier, are eligible to participate in the Offers. The Tender Offer Memorandum has not been submitted to the clearance procedures (visa) of theAutorité des marchés financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB"), pursuant to applicable Italian laws and regulations.

The Offers are being carried out in the Republic of Italy ("Italy") as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "CONSOB Regulation"). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Holders or beneficial owners of the Securities located in Italy can offer the Securities through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offers.

Singapore

None of this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers has been or will be registered as a prospectus with the Monetary Authority of Singapore.  The Offers do not constitute a public tender offer for the purchase of Securities or a public offering of securities in Singapore pursuant to Section 273(1)(e) of the Securities and Futures Act (Chapter 289) of Singapore (the "SFA").  Accordingly, the Offers are not being made, and the Tender Offer Memorandum and any other documents or materials relating to the Offers are not to be circulated or distributed, whether directly or indirectly, to persons located or resident in Singapore other than to (i) an institutional investor under Section 274 of the SFA, (ii) a relevant person as defined in Section 275(1) of the SFA, or to any person as referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia (the "Australian Corporations Act")) in relation to the Offers has been, or will be, lodged with the Australian Securities and Investments Commission ("ASIC") and the Tender Offer Memorandum does not comply with either Part 6D.2 or Part 7.9 of the Australian Corporations Act. In addition:

(a) the Offers are being made; and

(b) the Tender Offer Memorandum and any other offering material or advertisement relating to any Securities will be distributed in Australia,

                only to persons:

(i) who are wholesale clients for the purposes of section 761G of the Australian Corporations Act;

(ii)   on the basis that the aggregate consideration payable by the Offeror in respect of any Securities tendered by such person is at least A$500,000 (or its equivalent in an alternative currency and disregarding monies lent by the Offeror or its associates) or the Offers otherwise do not require disclosure to investors in accordance, and otherwise comply, with Parts 6D.2 or 7.9 of the Australian Corporations Act;

(iii) such action complies with any other applicable laws, regulations and directives in Australia; and

(iv) such action does not require any document to be lodged with ASIC.

General

The Offers do not constitute an offer to buy or the solicitation of an offer to sell Securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Managers or, where the context so requires, any of their respective affiliates, is such a licensed broker or dealer in that jurisdiction, the Offers shall be deemed to be made on behalf of the Offeror by any such Dealer Manager or affiliate (as the case may be) in such jurisdiction.

Each Holder participating in an Offer will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in "Procedures for Participating in the Offers" in the Tender Offer Memorandum. Any tender of Securities for purchase pursuant to an Offer from a Holder that is unable to make these representations may be rejected. The Offeror, the Dealer Managers and the Tender Agents reserve the right, in their absolute discretion, to investigate, in relation to any tender of Securities for purchase pursuant to an Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender may be rejected.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  28 June 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary